UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                          Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXPLANATORY NOTE

On June 6, 2006, Angiotech Pharmaceuticals, Inc.’s filed with the System for Electronic Document Analysis and Retrieval in Canada a Business Acquisition Report dated June 6, 2006.  A copy of this document is attached to this report as Exhibit 1.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Business Acquisition Report dated June 6, 2006

Forward Looking Statements

Statements contained in this report that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws.  All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technological changes that impact our existing products or our ability to develop future products; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon, and relationships with strategic alliance partners to develop and commercialize products and services based on our work; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; other factors referenced in our annual information form and other filings with the applicable Canadian securities  regulatory authorities or the Securities and Exchange Commission; and any other factors that may affect performance.  In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to successfully complete preclinical and clinical development of our products; the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; the competitive environment and impact of technological change; the continued availability of capital to finance our activities; our ability to integrate into our business the operations of American Medical Instruments Holdings, Inc. and our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of American Medical Instruments Holdings, Inc.  Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

June 6, 2006

By

/s/ K. Thomas Bailey

Name: K. Thomas Bailey

Title:   Chief Financial Officer

Exhibit 1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ANGIOTECH PHARMACEUTICALS, INC.

Item 1 – Identity of the Company

1.1

Name and Address of Company

Angiotech Pharmaceuticals, Inc. (the “Company”)

1618 Station Street

Vancouver, BC  V6A 1B6

Canada

1.2

Executive Officer

Further information regarding the matters described in this business acquisition report may be obtained from K. Thomas Bailey, Chief Financial Officer, or Jay Dent, Vice President, Finance and Accounting who are knowledgeable about the acquisition described herein, and may be contacted at telephone (604) 221-7676.

Item 2 – Details of Acquisition

2.1

Nature of Business Acquired

American Medical Instruments Holdings, Inc. (“AMI”) is a leading independent manufacturer of a variety of single-use medical device products for specialty areas such as vascular surgery, interventional radiology, general surgery, wound closure, and minimally-invasive cosmetic surgery. AMI was formed in 2003 following the purchase of a majority interest in several medical technology companies by RoundTable Healthcare Partners from The Marmon Group. AMI has global operations in 12 locations and four countries, including over 550,000 square feet of modern manufacturing operations. Post transaction, the Company will have two specialty sales forces operating on a worldwide basis; one focused primarily on general surgery, plastic surgery and ophthalmic surgery, and the second focused on vascular surgery, interventional radiology and tumor biopsy.  For additional details refer to the Company’s “Annual Information Form” for the year ended December 31, 2005 under the “General Development of the Businesses” section which were publicly filed on SEDAR and furnished to the SEC on a Form 6-K on EDGAR on March 31, 2006.

2.2

Date of Acquisition

March 23, 2006.

2.3

Consideration

Unless otherwise indicated, all information presented in this Business Acquisition Report is stated in U.S. dollars.  The Company completed the acquisition of 100% of the equity of AMI for approximately $787.9 million in cash subject to post-closing adjustments, estimated direct and incremental third party acquisition costs of $8.2 million and estimated financing costs of $17.8 million.  Concurrently, the Company completed an offering of $250 million in aggregate principal amount of senior subordinated notes due in 2014 in a private placement transaction, and entered into a $425 million senior secured credit facility consisting of a $350 million term facility maturing in 2013 and a $75 million revolving credit facility. The net proceeds from the sale of the $250 million 7.75% senior subordinated notes and the $350 million term loan, as well as cash on hand, were used to finance the acquisition. The Company has not drawn on any of the $75 million revolving credit facility.

2.4

Effect on Financial Position

The acquisition was accounted for under the purchase method of accounting.  Accordingly, the assets and liabilities of AMI are consolidated with those of the Company from March 23, 2006.  As described above, concurrent with the acquisition of AMI, the Company completed an offering of $250 million in aggregate principal amount of senior subordinated notes due in 2014 in a private placement transaction, and entered into a $425 million senior secured credit facility consisting of a $350 million term facility maturing in 2013 and a $75 million revolving credit facility.  The Company also used approximately $214 million of available cash on hand resources.  No amounts of the $75 million credit facility were drawn on.  Currently, there are no plans or proposals to liquidate, sell, lease or exchange all or a substantial part of its assets, to amalgamate the business with any other business organization or to make any other material changes to our business or the business acquired as a result of the acquisition of AMI which would have a significant effect on the results of operations and financial position of the Company.

2.5

Prior Valuations

None

2.6

Parties to the Transaction

Not applicable

2.7

Date of Report

June 6, 2006.

Item 3 – Financial Statements

Schedule A –

American Medical Instruments Holdings, Inc.’s audited consolidated financial statements for the two years ended December 31, 2005 and 2004 together with the notes and the report of the independent auditors thereon and the audited consolidated financial statements for the year ended December 31, 2004 and for the period from May 1, 2003 (Inception) to December 31, 2003 together with the notes and the report of the independent auditors thereon;

Schedule B –	American Medical Instruments Holdings, Inc.’s unaudited interim consolidated financial statements for the period ending March 22, 2006 and the quarter ended March 31, 2005; and

Schedule C –	Angiotech Pharmaceuticals, Inc.’s unaudited pro forma statements of income for the year ended December 31, 2005 and the three months ended March 31, 2006 together with the notes thereon.

Schedule A

American Medical Instruments Holdings, Inc.’s audited consolidated financial statements for the two years ended December 31, 2005 and 2004 together with the notes and the report of the independent auditors thereon.

American Medical Instruments Holdings, Inc.’s audited consolidated financial statements for the year ended December 31, 2004 and for the period from May 1, 2003 (Inception) to December 31, 2003 together with the notes and the report of the independent auditors thereon.

American Medical Instruments

Holdings, Inc.

Consolidated Financial Statements

December 31, 2005 and 2004

American Medical Instruments Holdings, Inc.

Index

December 31, 2005 and 2004

Page(s)

Report of Independent Auditors

1

Consolidated Financial Statements

Consolidated Balance Sheets

2

Consolidated Statements of Income

3

Consolidated Statements of Stockholders’ Equity

4

Consolidated Statements of Cash Flows

5

Notes to Consolidated Financial Statements

6-16

Report of Independent Auditors

To the Board of Directors of

American Medical Instruments Holdings, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of American Medical Instruments Holdings, Inc. and Subsidiaries at December 31, 2005 and 2004 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

February 20, 2006

1

American Medical Instruments Holdings, Inc.

Consolidated Balance Sheets

December 31, 2005 and 2004

(In thousands of dollars)	2005	2004
Assets
Current assets
Cash and cash equivalents	$ 4,403	$ 8,888
Accounts receivable, net	24,076	19,310
Inventories	27,501	27,690
Prepaid expenses and other assets	2,612	4,541
Deferred income taxes	2,029	2,227
Total current assets	60,621	62,656
Property, plant and equipment, net	41,897	42,793
Goodwill and intangibles, net	137,661	123,901
Debt issuance costs, net	1,923	2,306
Other assets	281	190
	139,865	126,397
Total assets	$ 242,383	$ 231,846
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$ 7,069	$ 9,177
Accrued liabilities	13,179	11,203
Current maturities of long-term obligations	7,500	9,384
Total current liabilities	27,748	29,764
Long-term obligations, less current maturities	105,500	125,000
Deferred income taxes	8,622	5,614
Other long-term liabilities	1,584	1,769
	115,706	132,383
Total liabilities	143,454	162,147
Stockholders’ equity
Common stock, par value $0.001 per share, 22,000 shares authorized,
10,074 and 10,000 shares outstanding	-	-
Additional paid in capital	168,969	166,123
Warrants	6,046	4,827
Foreign currency translation adjustment	6	1,676
Retained earnings	26,835	-
	201,856	172,626
Less treasury stock at cost (11,682 shares)	(102,927)	(102,927)
Total stockholders’ equity	98,929	69,699
Total liabilities and stockholders’ equity	$ 242,383	$ 231,846

The accompanying notes are an integral part of these consolidated financial statements.

2

American Medical Instruments Holdings, Inc.

Consolidated Statements of Income

Years Ended December 31, 2005 and 2004

(In thousands of dollars)	2005	2004
Net sales	$ 174,650	$ 157,337
Cost of sales	83,144	80,380
Gross profit	91,506	76,957
Operating expenses
Selling, general and administrative	51,135	40,839
Research and development	3,341	3,139
Total operating expenses	54,476	43,978
Gain on sale of intellectual property	10,121	-
Operating income	47,151	32,979
Other expense
Interest expense	9,293	16,153
Other, net	(103)	(353)
Total other expense	9,190	15,800
Income before income taxes	37,961	17,179
Provision for income taxes	11,126	4,573
Net income	$ 26,835	$ 12,606

The accompanying notes are an integral part of these consolidated financial statements.

3

American Medical Instruments Holdings, Inc.

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2005 and 2004

							Foreign
			Treasury		Additional		Currency
(In thousands of dollars,	Common Stock		Common Stock		Paid-In		Translation	Retained
except per share data)	Shares	Amount	Shares	Amount	Capital	Warrants	Adjustment	Earnings	Total
Balances at December 31, 2003	10,000	$ -	11,682	$ (102,927)	$ 191,121	$ 4,827	$ 807	$ 7,665	$ 101,493
Cash dividend paid ($4,279									-
per share)	-	-	-	-	(22,523)	-	-	(20,271)	(42,794)
Cash dividend paid to warrant
holders ($4,279 per share)	-	-	-	-	(2,475)	-	-	-	(2,475)
Comprehensive income
Net income	-	-	-	-	-	-	-	12,606	12,606
Foreign currency translation
adjustments, net of tax	-	-	-	-	-	-	869	-	869
Total comprehensive
income	-	-	-	-	-	-	869	12,606	13,475
Balances at December 31, 2004	10,000	-	11,682	(102,927)	166,123	4,827	1,676	-	69,699
Options exercised	74	-	-	-	657	-	-	-	657
Compensation expense related
to stock options	-	-	-	-	2,189	-	-	-	2,189
Issuance of warrants	-	-	-	-	-	1,219	-	-	1,219
Comprehensive income
Net income	-	-	-	-	-	-	-	26,835	26,835
Foreign currency translation
adjustments, net of tax	-	-	-	-	-	-	(1,670)	-	(1,670)
Total comprehensive
income	-	-	-	-	-	-	(1,670)	26,835	25,165
Balances at December 31, 2005	10,074	$ -	11,682	$ (102,927)	$ 168,969	$ 6,046	$ 6	$ 26,835	$ 98,929

The accompanying notes are an integral part of these consolidated financial statements.

4

American Medical Instruments Holdings, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2005 and 2004

(In thousands of dollars)	2005	2004
Operating activities
Net income	$ 26,835	$ 12,606
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation and amortization	5,558	5,020
Non-cash interest expense	1,219	-
Compensation expense related to stock options	2,189	-
Accretion to redemption value of subordinated debt	-	4,393
Gain on sale of intellectual property	(10,121)
Loss on disposal of property, plant and equipment	33	35
Write-off of debt issuance costs	-	2,189
Deferred income taxes	3,529	425
Change in fair value of swap agreement	(17)	(348)
Changes in operating assets and liabilities
Accounts receivable, net	(3,181)	(2,249)
Inventories	933	(3,575)
Prepaid expenses and other	2,676	(1,449)
Accounts payable and accrued liabilities	(5,991)	4,988
Net cash provided by operating activities	23,662	22,035
Investing activities
Acquisition of Point Technologies, Inc., net of cash acquired	(10,193)	-
Purchases of property, plant and equipment	(2,322)	(2,306)
Purchases of license agreements	(3,108)	(2,637)
Proceeds from sale of intellectual property	10,121	-
Net cash used in investing activities	(5,502)	(4,943)
Financing activities
Proceeds from long-term obligations	-	136,134
Payments on long-term obligations including the revolver	(21,384)	(99,250)
Payments on acquired debt	(1,699)	-
Debt issuance costs	-	(2,345)
Transaction costs	(162)	-
Proceeds from issuance of common stock	657	-
Dividend paid	-	(45,269)
Net cash used in financing activities	(22,588)	(10,730)
Effect of exchange rate on cash	(57)	280
Net increase (decrease) in cash and cash equivalents	(4,485)	6,642
Cash and cash equivalents
Beginning of period	8,888	2,246
End of period	$ 4,403	$ 8,888
Supplemental disclosures of cash and investing activities
Cash paid during the period for
Interest	$ 8,373	$ 13,183
Income taxes	6,343	3,221

The accompanying notes are an integral part of these consolidated financial statements.

5

American Medical Instruments Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(In thousands of dollars, except per share data)

1.

Description of Business and Summary of Significant Accounting Policies

Description of Business

American Medical Instruments Holdings, Inc. and Subsidiaries (the Company), a Delaware corporation, is 65% owned by RoundTable Healthcare Partners, LP and RoundTable Healthcare Investors, LP (collectively referred to as “RoundTable”) and 35% owned by Marmon Medical Companies LLC (“Marmon”).  The Company is engaged in the manufacturing and distribution of needles, sutures, blades, biopsy instruments, and other incision and wound care products used in ophthalmology, orthopedics, plastic and reconstructive surgery, dental, general and cardiovascular surgery.

Revenue Recognition

Revenue is recognized upon shipment of products to customers as pervasive evidence of an arrangement exits, title has transferred, prices are fixed and collection is reasonably assured.  No single customer accounts for more than 10% of consolidated sales.

Principles of Consolidation

The consolidated financial statements include the accounts of American Medical Instruments Holdings, Inc. and its wholly owned subsidiaries: American Medical Instruments, Inc. (Dartmouth, MA), BG Sulzle, Inc (Syracuse, NY), Manan Medical Products, Inc. (Wheeling, IL), Medical Device Technologies, Inc. (Gainesville, FL), PBN Medicals Denmark A/S (Denmark), Surgical Specialties UK Holdings Limited (United Kingdom), Pearsalls Development Limited (United Kingdom), Pearsalls Limited (United Kingdom), Bifos A.B. (Sweden), Surgical Specialties Corporation (Reading, PA), Surgical Specialties Puerto Rico, Inc. (Puerto Rico) Point Technologies, Inc. (Boulder, CO) and Point Technologies, S.A. (Costa Rica).  All intercompany balances and transactions have been eliminated in consolidation.

Concentration of Credit Risk

The Company performs ongoing credit evaluations and maintains reserves for potential credit losses on accounts receivable.  At December 31, 2005 and 2004, reserves for potential losses were $314 and $310, respectively.

Foreign Currency Translation

The Company’s foreign subsidiaries, PBN Medicals Denmark A/S, Surgical Specialties UK Holdings Limited, Pearsalls Development Limited, Pearsalls Limited and Point Technologies, S.A., have as their functional currencies the Danish krona, British pound sterling and Costa Rican colon, respectively.  Accordingly, assets and liabilities are translated into the reporting currency at the year-end exchange rate, while revenues and expenses are translated using the average rate during the period.  Adjustments resulting from the translation process are classified as a component of stockholders’ equity.

Foreign currency exchange gains and losses that arise from exchange rate changes on transactions denominated in a foreign currency are included in the accompanying consolidated statements of operations as incurred.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which consist of cash, receivables, accounts payable, and long-term debt, approximate their fair values.

6

American Medical Instruments Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(In thousands of dollars, except per share data)

Cash Equivalents

All highly liquid debt instruments with a maturity of three months or less, when purchased, are classified as cash equivalents.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or market.

Property, Plant, and Equipment

Property, plant, and equipment are stated at acquisition cost.  For financial reporting purposes, depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income Taxes

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Taxes have been provided for the amounts that may be paid upon distribution of retained earnings of foreign subsidiaries, as substantially all such amounts are not intended to be indefinitely invested in these subsidiaries.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Shipping and Handling Fees and Costs

Amounts billed to customers for shipping and handling are included in revenue.  The corresponding costs for shipping and handling are included in cost of goods sold.

Long-Lived Assets

The Company reviews long-lived assets to assess recoverability from projected undiscounted cash flows whenever events or changes in facts and circumstances indicate that the carrying value of the assets may not be recoverable.  An impairment loss is recognized in operating results when future undiscounted cash flows are less than the assets’ carrying value.  The impairment loss would adjust the carrying value to the assets’ fair value.  To date the Company has not recorded any impairment charges.

Stock Options

The Company has adopted the “disclosure method” provisions of Statement of Financial Accounting Standards (SFAS No. 123) “Accounting for Stock-Based Compensation” for equity issuances to employees.  As permitted by SFAS No. 123, the Company continues to recognize stock-based compensation costs under the intrinsic value base method prescribed by Accounting

7

American Medical Instruments Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(In thousands of dollars, except per share data)

Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations.  Had compensation cost for the Company’s stock option plan been determined based upon the fair value method, as defined in SFAS No. 123, the Company’s net income would have been reduced to the pro forma amounts indicated below:

	2005	2004
Net income, as reported	$ 26,835	$ 12,606
Pro forma adjustment - additional compensation
expense had SFAS No. 123 been adopted, net of tax	(192)	(84)
Pro forma net income	$ 26,643	$ 12,522

Reverse Stock Split

In March 2004, the Board of Directors of the Company authorized a one thousand to one reverse stock split for the common and preferred stock, which affected all equity instruments.  The effect of the reverse stock split has been retroactively reflected for all periods presented in the accompanying financial statements.

2.

Acquisition of Point Technologies, Inc.

On December 15, 2005, the Company acquired all of the outstanding shares of Point Technologies, Inc., a Colorado corporation and its wholly owned subsidiary Point Technologies, S.A., a Costa Rican Corporation.  The acquisition is expected to result in increased profitability through increasing sales volume and eliminating excess costs.  Including transaction related expenditures, the aggregate cost of the acquisition was approximately $10,195, subject to a working capital adjustment, as defined in the agreement, which is expected to be finalized in 2006.  The acquisition price included the assumption of debt paid at closing of $1,699.  This transaction was accounted for in accordance with SFAS No 141, “Business Combinations.”  The preliminary purchase price allocation has assigned approximately $11,849 to goodwill and intangibles.

Cash and cash equivalents	$ 2
Accounts receivable	987
Inventory	692
Property, plant and equipment	1,614
Other	452
Goodwill and intangibles	11,849
Total assets acquired	15,596
Accounts payable and accrued liabilities	3,540
Payments from the Company to fund the acquisition	$ 12,056

The purchase price and its allocation are subject to changes pending final determination of certain acquired balances and the working capital adjustment to the purchase price, however, management does not believe such changes will be significant.

8

American Medical Instruments Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(In thousands of dollars, except per share data)

3.

Disposition of Intellectual Property

In August 2005, the Company sold the intellectual property assets primarily used in the development of the NeoDisc product and the related spine motion preserving technologies, test methods and know-how to NuVasive, Inc. for $43,500.  At closing, the Company received $5,000 in cash and stock in NuVasive valued at $6,889.  All the stock received was then immediately sold.  The purchase price includes three additional contingent payments totaling $31,500 to be paid in cash and stock of NuVasive.  The contingent payments are dependent upon the achievement of certain milestones, including regulatory approvals and a commercial sale.  As of December 31, 2005, the contingencies have not been met.  The sale resulted in a pre-tax gain of $9,423 that was reported in income from operations.

In December 2005, the Company sold the intellectual property asset for the Aortic stent to Lombard Limited.  The sale resulted in a pretax gain of $698 that was also reported in income from operations.

4.

Goodwill

Management conducted a review of the estimated fair market value of the Company during the fourth quarter of the year, using an estimate of enterprise value based on a multiple of EBITDA (earnings before interest, taxes, depreciation and amortization).  Based upon management’s review, no impairment of the carrying value of goodwill existed at December 31, 2005 and 2004.

5.

Inventories

Inventories consist of the following as of December 31, 2005 and 2004:

	2005	2004
Finished products	$ 11,787	$ 11,969
Work in process	10,105	8,802
Raw materials and supplies	8,267	9,286
	30,159	30,057
Less: allowance for excess quantities and obsolescence	2,658	2,367
	$ 27,501	$ 27,690

9

American Medical Instruments Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(In thousands of dollars, except per share data)

6.

Property, Plant and Equipment

Property, plant, and equipment consist of the following as of December 31, 2005 and 2004:

	2005	2004
Land	$ 2,884	$ 2,896
Buildings and improvements	24,323	25,239
Furniture and fixtures	2,929	3,033
Machinery and equipment	21,753	18,175
Construction in process	585	343
	52,474	49,686
Accumulated depreciation and amortization	(10,577)	(6,893)
	$ 41,897	$ 42,793

7.

Intangible Assets

Intangible assets consist of the following:

	2005			2004
	Original	Accumulated		Original	Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
Patents and licenses	$ 14,737	$ (2,456)	$ 12,281	$ 11,788	$ (1,418)	$ 10,370
Trade names	20,579	-	20,579	20,579	-	20,579
Goodwill	104,801	-	104,801	92,952	-	92,952
	$ 140,117	$ (2,456)	$ 137,661	$ 125,319	$ (1,418)	$123,901
Debt issuance costs	$ 2,382	$ (459)	$ 1,923	$ 2,345	$ (39)	2,306

Patents and licenses are amortized over their respective useful lives, ranging up to 14 years.  The trade names and goodwill are not being amortized as they are considered to have an indefinite life.  The deferred financing costs are amortized over the life of the credit facility.

8.

Long-Term Obligations

Long-term debt consists of the following as of December 31, 2005 and 2004:

	2005	2004
Senior Term A	$ 14,000	$ 32,500
Senior Term B	99,000	100,000
Revolving credit facility	-	1,884
	113,000	134,384
Less: Current portion	(7,500)	(9,384)
Long-term debt, less current portion	$ 105,500	$ 125,000

10

American Medical Instruments Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(In thousands of dollars, except per share data)

On December 9, 2004, the Company obtained an amended and restated senior credit facility (“Credit Facility”) that provided a $157,500 Credit Facility consisting of (a) $32,500 Senior Term Loan A (“Term A”), (b) $100,000 Senior Term Loan B (“Term B”) and (c) a $25,000 revolving credit facility.

The proceeds were used to (a) retire a $34,000 subordinated promissory note and pay a $1,360 call premium on the subordinated promissory note, (b) repay a senior credit facility outstanding balance of $82,250 and (c) pay a $45,269 dividend to stockholders and warrant holders which was paid and declared by the Board of Directors of the Company on December 9, 2004.

Borrowings under the Credit Facility bear interest, at the Company’s option, at rate per annum equal to either (i) LIBOR plus a margin of 2.75% for Term A or 3.0% for Term B or (ii) a base rate interest plus a margin of 1.0% for Term A and 1.25% for Term B.  The base rate will be the greater of (a) the rate publicly quoted as the “Prime Commercial Lending Rate” or (b) the Federal Funds Rate plus 50 basis points per annum.  At December 31, 2005 and 2004 the interest rate for Term A and Term B were 5.44% and 5.19%, respectively.  Interest rates are reset periodically based upon the Company’s LIBOR elections and the margin on LIBOR loans is declining as the Company’s leverage ratio strengthens.  Interest on Term A and Term B is due at the end of each period in which the Company reset its LIBOR election, but never to exceed 90 days.  Principal payments are due quarterly commencing on March 31, 2005 with equal installments of $1,625 and $250 for Term A and Term B, respectively with any outstanding amounts paid in full on the Maturity date.  The maturity dates of Term A and Term B are December 9, 2009 and December 9, 2010, respectively.

The Credit Facility provides for optional and mandatory prepayments.  Mandatory prepayments are equal to fifty percent of the excess cash flow, as defined in the agreement.  Optional and mandatory prepayments are required to be applied first to the outstanding balance in Term A and can only be applied to Term B once Term A has been fully repaid.

The revolving credit facility provides for borrowings of up to $25,000.  Borrowings available under the revolving credit facility will be reduced by any outstanding letters of credit issued.  The revolving credit facility bears interest at the same rate as Term A and requires a commitment fee of 0.50% per annum on the unused available portion of the revolving credit facility.  The revolving credit facility expires on December 9, 2009.  At December 31, 2005 and 2004 the Company has two letters of credit totaling $861 outstanding.  The amounts of outstanding borrowings under the revolving credit facility at December 31, 2005 and 2004 was $0 and $1,884, respectively.

The Credit Facility contains certain restrictions on further borrowings, capital expenditures and dividends.  It contains three financial covenants: a fixed charge coverage ratio, a leverage ratio and minimum EBITDA requirements, and is secured by substantially all of the Company’s assets.

Previous to the Credit Facility secured on December 9, 2004, the Company had entered into a $110,000 Senior Credit Facility (“Senior Credit Facility”) with GE Capital and certain other lenders that provided a (a) $85,000 senior term loan and (b) a $25,000 revolving credit facility in conjunction with the recapitalization that took place on April 30, 2003.

The term loan provided for borrowings of up to $60,000, payable in escalating quarterly principal payments, which began in June 2003 and had a final payment due on March 30, 2008.  This term loan had interest, at the Company’s option, at a base rate, as defined in the agreement, or at LIBOR (1.12%), plus a margin.  The margin above LIBOR was determined by the Company’s leverage ratio, as defined in the agreement.  Interest on the term loan was payable based upon the agreement, at least quarterly.

11

American Medical Instruments Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(In thousands of dollars, except per share data)

The revolving facility provided for borrowings of up to $25,000.  Borrowings under the revolving loan facility had interest, at the Company’s option, at a base rate, as defined in the agreement, or at LIBOR, plus a margin.  The margin above LIBOR was determined by the Company’s leverage ratio, as defined in the agreement.  Interest on the revolving facility was payable quarterly.

The Senior Credit Facility provided for optional prepayments and provided for mandatory prepayments based upon excess cash flows as defined.  The Senior Credit Facility contained certain restrictions on further borrowings, capital expenditures, management fees, dividends, and contains several financial covenants, including fixed charge coverage, interest coverage and leverage ratios.

The Company incurred approximately $2,345 of financing fees.  Unamortized financing fees of $2,189 related to the “Senior Credit Facility” were expensed as additional interest.

The Company had a 12% subordinated promissory note expiring in 2010 with an aggregate principal amount of $34,000 issued in conjunction with the recapitalization on April 30, 2003.  The subordinated promissory note included provisions allowing for early redemption at the principal plus an additional amount, as defined in the agreement.  Interest was due quarterly paid on the tenth day following the quarter end.  The subordinated promissory note contained covenants similar with the senior credit facility covenants.  In conjunction with the subordinated promissory note agreement, the Company issued warrants for the purchase of 548 shares of common stock in the Company for $0.01 per share.  The fair market value of the warrants, $4,827, has been reflected as an equity instrument and a reduction of the subordinated note.  The Company recorded the accretion of the subordinated promissory note ($600 in 2004) as additional interest expense.  On December 9, 2004, in conjunction with the Credit Facility refinancing, the unaccreted balance of $3,793 was expensed as additional interest expense.  During 2005, the Company issued 45 additional warrants and recorded interest expense of $1,219.

Maturities of long-term debt for the next five years are as follows:

2006	$ 7,500
2007	7,500
2008	7,500
2009	7,500
2010	7,500
Thereafter	75,500
$ 113,000

9.

Employee Benefit Plan

The Company sponsors a 401(k) profit sharing plan available for substantially all of its employees.  The Company provides a discretionary matching contribution for participating employees.  For the years ended December 31, 2005 and 2004, the Company has matched 50% of the employees’ contribution, not to exceed 3% of compensation.  The liability recorded relating to services provided in 2005 and 2004 was $1,673 and $904, respectively.

12

American Medical Instruments Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(In thousands of dollars, except per share data)

10.

Income Taxes

The provision for income taxes consists of the following:

	2005	2004
Current
Federal	$ 4,352	$ 2,376
State	828	564
Foreign	2,417	1,208
	7,597	4,148
Deferred	3,529	425
	$ 11,126	$ 4,573

 A reconciliation between the federal statutory tax rate and the effective tax rate is as follows:

	2005	2004
Computed statutory tax provision	$ 13,286	$ 6,013
Increase (decrease) resulting from
Permanent items	(517)	19
State and local income taxes	812	514
Foreign taxes at lower effective rate	(2,937)	(1,116)
Other	482	(857)
Provision for income taxes	$ 11,126	$ 4,573

Deferred income taxes consist of the following at December 31, 2005 and 2004:

	2005	2004
Assets
Accounts receivable and inventory reserves	$ 745	$ 719
Inventory	360	399
Bonus and vacation accrual	1,249	1,202
Accrued rebates	19	28
State taxes	359	-
Workers compensation	191	202
Other	227	15
	3,150	2,565
Liabilities
Deferred profit on disposal of patent	2,379	-
Depreciation	2,476	3,764
Goodwill	3,782	1,776
Other	1,106	412
	9,743	5,952
Net deferred income tax liability	$ 6,593	$ 3,387

13

American Medical Instruments Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(In thousands of dollars, except per share data)

11.

Stockholders’ Equity

The Company is authorized to issue 3,000 shares of one class of nonvoting preferred stock ($.01 per share par value).  There are no shares issued at December 31, 2005 and 2004.

The Company is authorized to issue 22,000 shares of $0.01 par voting common stock, 10,074 shares were issued and outstanding at December 31, 2005 and 2004, with 11,682 shares held in treasury.

The Company issued warrants at their estimated fair value for 548 shares of common stock of the Company in conjunction with obtaining the subordinated promissory notes on May 1, 2003.  The warrants will expire on May 1, 2013.  The warrants have certain antidilution protection rights when additional shares are issued by the Company.  During 2005, the Company issued 45 additional warrants.

12.

Long-Term Incentive Plan

The Company maintains a long-term incentive plan (LTIP) for certain employees.  LTIP is based upon achieving certain three year rolling financial targets and maintaining current employment of the participant.  The first measurement date is December 31, 2005.  At December 31, 2005 and 2004, management has established an accrual for approximately $2,260 and $1,047, which represents management’s estimate of the amounts earned.

13.

Stock Option Plan

On April 30, 2003, the Company’s Board of Directors authorized a stock option plan (the “Plan”).  Under the Plan, options to purchase shares of the Company’s common stock may be granted to certain employees and directors with an exercise price equal to the estimated fair market value of Company’s common stock on the date of grant.  The Company has reserved 1,200 shares of common stock for issuance under the Plan.  The Company granted options to purchase 315 shares and 26 shares during 2005 and 2004, respectively.

The options granted during 2005 had an exercise price lower than the estimated fair value of the underlying stock at the date of the grant.  The Company has recorded compensation expense of $2,189 related to these grants.  All options have a term of ten years with options vesting generally over periods of five years, with provisions for acceleration of vesting if the Company is sold or completes an initial public offering.

14

American Medical Instruments Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(In thousands of dollars, except per share data)

Stock option activity for the period ending December 31, 2005 and 2004 is as follows:

		Weighted-
		Average
		Exercise
	Shares	Price
Outstanding on December 31, 2003	531	$ 8,910
Granted	26	11,950
Forfeited	(6)	8,910
Outstanding on December 31, 2004	551	8,910
Granted	315	14,898
Forfeited	(12)	10,011
Exercised	(74)	8,910
Outstanding on December 31, 2005	780	$ 11,413

 The following table summarizes information about stock options outstanding at December 31, 2005:

Options Outstanding				Options Vested
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
Exercise		Contractual	Exercise		Exercise
Price	Shares	Life (Years)	Price	Shares	Price
$ 8,910	448	8.6	$ 8,910	59	8,910
12,900	20	8.2	12,900	-	-
13,453	224	9.1	13,453	-	-
18,625	88	9.2	18,625	56	18,625
	780			115

Under SFAS No. 123, the fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model assuming, among other things, a risk-free interest rate of 4.05% and 3.43% in 2005 and 2004, respectively, no dividend yield, expected volatility of 0% and an expected life of five years.  The weighted average fair value of the options granted during the year was $42,280 and $3,727 per share for the year ended December 31, 2005 and 2004, respectively.

14.

Related Party Transactions

RoundTable provides office space, secretarial services, sales support and other administrative services to the Company.  Fees paid for such services were $323 and $173 for the period ended December 31, 2005 and 2004, respectively.  These amounts are included in Selling General and Administrative Expenses on the income statement.

15

American Medical Instruments Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(In thousands of dollars, except per share data)

15.

Derivative Instrument

The Company is party to two interest rate swap agreements.  The swap agreements terminate on July 31, 2006.  For the years ended December 31, 2005 and 2004, the Company recognized income of $17 and $348 related to reflecting the swap instruments at fair value.  At December 31, 2005, the notional amounts of the swap agreements were both $9,000 with fixed rate of 2.97% and 2.23%, respectively.

16.

Commitments and Contingencies

The Company leases certain real property and equipment under noncancelable operating leases, which expire at various dates through 2013.

Future minimum lease payments required under operating leases as of December 31, 2005 are as follows:

2006	$ 542
2007	232
2008	248
2009	195
2010	186
Thereafter	111
$ 1,514

Rent expense charged to operations, including amounts paid under short-term cancelable leases, was $356 and $146 for the years ended December 31, 2005 and 2004, respectively.

The Company is involved in various litigation of a nature that is normal to its business.  Management does not believe that the ultimate resolution of such matters will have a material impact on the financial position or the results of operations of the Company.

17.

Subsequent Event

On February 1, 2006, the Company entered into a definitive agreement to sell all outstanding shares of common stock of the Company for approximately $785 million in cash to Angiotech Pharmaceuticals, Inc.  The transaction is expected to close during first half of 2006.

16

American Medical Instruments

Holdings, Inc.

Consolidated Financial Statements

December 31, 2004 and 2003

American Medical Instruments Holdings, Inc.

Index

December 31, 2004 and 2003

Page(s)

Report of Independent Auditors

1

Consolidated Financial Statements

Consolidated Balance Sheets

2

Consolidated Statements of Income

3

Consolidated Statements of Stockholders’ Equity

4

Consolidated Statements of Cash Flows

5

Notes to Consolidated Financial Statements

6-16

Report of Independent Auditors

To the Board of Directors of

American Medical Instruments Holdings, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of American Medical Instruments Holdings, Inc. and Subsidiaries at December 31, 2004 and 2003 and the results of their operations and their cash flows for the year ended December 31, 2004 and the period from May 1, 2003 (Inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

February 21, 2005

American Medical Instruments Holdings, Inc.

Consolidated Balance Sheets

December 31, 2004 and 2003

(In thousands of dollars)	2004	2003
Assets
Current assets
Cash and cash equivalents	$ 8,888	$ 2,246
Accounts receivable, net	19,310	16,789
Inventories	27,690	23,745
Prepaid expenses and other assets	4,541	3,042
Deferred income taxes	2,227	2,934
Total current assets	62,656	48,756
Property, plant and equipment, net	42,793	43,621
Goodwill and intangibles, net	123,901	122,108
Debt issuance costs, net	2,306	2,799
Other assets	190	22
	126,397	124,929
Total assets	$ 231,846	$ 217,306
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$ 9,177	$ 4,408
Accrued liabilities	11,203	13,357
Current maturities of long-term obligations	9,384	16,250
Total current liabilities	29,764	34,015
Long-term obligations, less current maturities	125,000	76,857
Deferred income taxes	5,614	4,104
Other long-term liabilities	1,769	837
	132,383	81,798
Total liabilities	162,147	115,813
Stockholders’ equity	69,699	101,493
Total liabilities and stockholders’ equity	$ 231,846	$ 217,306

The accompanying notes are an integral part of these consolidated financial statements.

American Medical Instruments Holdings, Inc.

Consolidated Statements of Income

Year Ended December 31, 2004 and Period from

May 1, 2003 (Inception) to December 31, 2003

(In thousands of dollars)	2004	2003
Net sales	$ 157,337	$ 92,652
Cost of sales	80,380	49,098
Gross profit	76,957	43,554
Operating expenses
Selling, general and administrative	40,839	23,459
Research and development	3,139	2,010
Total operating expenses	43,978	25,469
Operating income	32,979	18,085
Other expense
Interest expense	16,153	6,460
Other, net	(353)	(167)
Total other expense	15,800	6,293
Income before income taxes	17,179	11,792
Provision for income taxes	4,573	4,127
Net income	$ 12,606	$ 7,665

The accompanying notes are an integral part of these consolidated financial statements.

American Medical Instruments Holdings, Inc.

Consolidated Statements of Stockholders’ Equity

Year Ended December 31, 2004 and Period from May 1, 2003 (Inception) to December 31, 2003

								Foreign
				Treasury		Additional		Currency
(In thousands of dollars,	Common Stock		Common Stock			Paid-In		Translation	Retained
except per share data)	Shares	Amount	Shares		Amount	Capital	Warrants	Adjustment	Earnings	Total
Recapitalization of the Company
(Note 2)	10,000	$ -	11,682		$ (102,927)	$ 191,121	$ -	$ -	$ -	$ 88,194
Issuance of warrants	-	-	-		-	-	4,827	-	-	4,827
Comprehensive income
Net income	-	-	-		-	-	-	-	7,665	7,665
Foreign currency translation
adjustments, net of tax	-	-	-		-	-	-	807	-	807
Total comprehensive
income	-	-	-		-	-	-	807	7,665	8,472
Balances at December 31, 2003	10,000	-	11,682		(102,927)	191,121	4,827	807	7,665	101,493
Cash dividend paid ($4,279										-
per share)	-	-	-		-	(22,523)	-	-	(20,271)	(42,794)
Cash dividend paid to warrant
holders ($4,279 per share)	-	-	-		-	(2,475)	-	-	-	(2,475)
Comprehensive income
Net income	-	-	-		-	-	-	-	12,606	12,606
Foreign currency translation
adjustments, net of tax	-	-	-		-	-	-	869	-	869
Total comprehensive
income	-	-	-		-	-	-	869	12,606	13,475
Balances at December 31, 2004	10,000	$ -	11,682		$ (102,927)	$ 166,123	$ 4,827	$ 1,676	$ -	$ 69,699

The accompanying notes are an integral part of these consolidated financial statements.

American Medical Instruments Holdings, Inc.

Consolidated Statements of Cash Flows

Year Ended December 31, 2004 and Period from

May 1, 2003 (Inception) to December 31, 2003

(In thousands of dollars)	2004	2003
Operating activities
Net income	$ 12,606	$ 7,665
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation and amortization	5,020	3,780
Accretion to redemption value of subordinated debt	4,393	434
Gain on disposal of property, plant and equipment	35	(31)
Write-off of debt issuance costs	2,189	-
Deferred income taxes	2,217	1,163
Change in fair value of swap agreement	(348)	160
Changes in operating assets and liabilities
Accounts receivable, net	(2,249)	630
Inventories	(3,575)	648
Prepaid expenses and other	(1,449)	(1,180)
Accounts payable and accrued liabilities	3,196	1,812
Net cash provided by operating activities	22,035	15,081
Investing activities
Recapitalization and change in control of American Medical
Instruments Holdings, Inc., net of cash acquired	-	(102,717)
Purchases of property, plant and equipment	(2,306)	(988)
Purchases of license agreements	(2,637)	(516)
Proceeds from disposal of property, plant and equipment	-	765
Net cash used in investing activities	(4,943)	(103,456)
Financing activities
Proceeds from long-term obligations	136,134	109,806
Payments on long-term obligations including the revolver	(99,250)	(12,306)
Payments on acquired debt		(2,407)
Debt issuance costs	(2,345)	(3,201)
Transaction costs	-	(1,271)
Dividend paid	(45,269)	-
Net cash (used in) provided by financing activities	(10,730)	90,621
Effect of exchange rate on cash	280	-
Net increase in cash and cash equivalents	6,642	2,246
Cash and cash equivalents
Beginning of period	2,246	-
End of period	$ 8,888	$ 2,246
Supplemental disclosures of cash and investing activities
Cash paid during the period for
Interest	$ 13,183	$ 4,453
Income taxes	3,221	3,971

The accompanying notes are an integral part of these consolidated financial statements.

American Medical Instruments Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(In thousands of dollars, except per share data)

1.

Description of Business and Summary of Significant Accounting Policies

Description of Business

American Medical Instruments Holdings, Inc. and Subsidiaries (the Company), a Delaware corporation, is 65% owned by RoundTable Healthcare Partners, LP and RoundTable Healthcare Investors, LP (collectively referred to as “RoundTable”) and 35% owned by Marmon Medical Companies LLC (“Marmon”).  The Company is engaged in the manufacturing and distribution of needles, sutures, blades, biopsy instruments, and other incision and wound care products used in ophthalmology, orthopedics, plastic and reconstructive surgery, dental, general and cardiovascular surgery.

Revenue Recognition

Revenue is recognized upon shipment of products to customers.  No single customer accounts for more than 10% of consolidated sales.

Principles of Consolidation

The consolidated financial statements include the accounts of American Medical Instruments Holdings, Inc. and its wholly owned subsidiaries: American Medical Instruments, Inc. (Dartmouth, MA), BG Sulzle, Inc (Syracuse, NY), Manan Medical Products, Inc. (Wheeling, IL), Medical Device Technologies, Inc. (Gainesville, FL), PBN Medicals Denmark A/S (Denmark), Surgical Specialties UK Holdings Limited (United Kingdom), Pearsalls Development Limited (United Kingdom), Pearsalls Limited (United Kingdom), Bifos A.B. (Sweden), Surgical Specialties Corporation (Reading, PA), Surgical Specialties Puerto Rico, Inc. (Puerto Rico).  All intercompany balances and transactions have been eliminated in consolidation.

Concentration of Credit Risk

The Company performs ongoing credit evaluations and maintains reserves for potential credit losses on accounts receivable.  At December 31, 2004 and 2003, reserves for potential losses were $310 and $616, respectively.

Foreign Currency Translation

The Company’s foreign subsidiaries, PBN Medicals Denmark A/S, Surgical Specialties UK Holdings Limited, Pearsalls Development Limited and Pearsalls Limited, have as their functional currencies the Danish krona, and British pound sterling, respectively.  Accordingly, assets and liabilities are translated into the reporting currency at the year-end exchange rate, while revenues and expenses are translated using the average rate during the period.  Adjustments resulting from the translation process are classified as a component of stockholders’ equity.

Foreign currency exchange gains and losses that arise from exchange rate changes on transactions denominated in a foreign currency are included in the accompanying consolidated statements of operations as incurred.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which consist of cash, receivables, accounts payable, long-term debt and warrants, approximate their fair values.

American Medical Instruments Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(In thousands of dollars, except per share data)

Cash Equivalents

All highly liquid debt instruments with a maturity of three months or less, when purchased, are classified as cash equivalents.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or market.

Property, Plant, and Equipment

Property, plant, and equipment are stated at acquisition cost.  For financial reporting purposes, depreciation is computed using the straight-line method over the estimated useful lives of the assets.  For income tax purposes, accelerated depreciation methods and shorter useful lives are used.

Income Taxes

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Taxes have been provided for the amounts that may be paid upon distribution of retained earnings of foreign subsidiaries, as substantially all such amounts are not intended to be indefinitely invested in these subsidiaries.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Shipping and Handling Fees and Costs

Amounts billed to customers for shipping and handling are included in revenue.  The corresponding costs for shipping and handling are included in cost of goods sold.

Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If it is determined that an impairment loss has occurred, based on expected future cash flows, a current charge to income would be recognized.

Stock Options

The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25).  The exercise price of the options granted to employees generally approximates the estimated fair value of the underlying stock on the measurement date.  As such, no compensation expense has been recognized by the Company for these options.

American Medical Instruments Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(In thousands of dollars, except per share data)

Reverse Stock Split

In March 2004, the Board of Directors of the Company authorized a one thousand to one reverse stock split for the common and preferred stock, which affected all equity instruments.  The effect of the reverse stock split has been retroactively reflected for all periods presented in the accompanying financial statements.

2.

Recapitalization and Change in Control

On April 30, 2003, RoundTable purchased 6,500 shares of the Company’s common stock from Marmon for $57,326.  In connection with the sale, the Company also redeemed 11,682 shares from Marmon for $102,927.  The net of the two transactions resulted in RoundTable obtaining 65% ownership of the Company and Marmon retaining the remaining 35%.  The change in control is expected to improve the Company’s profitability through increasing sales and eliminating excess costs.  Including costs related to transaction related expenditures, the aggregate cost of the acquisition was approximately $195,593.  This transaction was accounted for in accordance with SFAS No. 141, “Business Combinations”.  The purchase price allocation has assigned approximately $125,309 to goodwill and other intangible assets.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Cash and cash equivalents	$ 210
Accounts receivable	17,419
Inventory	24,393
Other current assets	1,452
Property, plant and equipment	45,423
Other	202
Intangible assets	29,156
Goodwill	92,952
Debt issuance costs	3,201
Total assets acquired	214,408
Accounts payable and accrued liabilities	16,408
Notes payable	2,407
Total liabilities assumed	18,815
195,593
Less: Carryover basis for 35% attributable to Marmon	30,868
Purchase of 65% by RoundTable from Marmon	57,326
Proceeds from long-term debt to fund the acquisition	$ 107,399

3.

Goodwill

Management conducted a review of the estimated fair market value of the Company during the fourth quarter of each year, using an estimate of enterprise value based on a multiple of EBITDA (earnings before interest, taxes, depreciation and amortization).  Based upon management’s review, no impairment of the carrying value of goodwill existed at December 31, 2004 and 2003.

American Medical Instruments Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(In thousands of dollars, except per share data)

4.

Inventories

Inventories consist of the following as of December 31, 2004 and 2003:

	2004	2003
Finished products	$ 11,969	$ 11,415
Work in process	8,802	7,764
Raw materials and supplies	9,286	7,788
	30,057	26,967
Less: allowance for excess quantities and obsolescence	2,367	3,222
	$ 27,690	$ 23,745

5.

Property, Plant and Equipment

Property, plant, and equipment consist of the following as of December 31, 2004 and 2003:

	2004	2003
Land	$ 2,896	$ 2,874
Buildings and improvements	25,239	24,116
Furniture and fixtures	3,033	2,054
Machinery and equipment	18,175	17,112
Construction in process	343	327
	49,686	46,483
Accumulated depreciation and amortization	(6,893)	(2,862)
	$ 42,793	$ 43,621

6.

Intangible Assets

Intangible assets consist of the following:

	Original	Accumulated
	Cost	Amortization	Net
Patents and licenses	$ 11,788	$ 1,418	$ 10,370
Trade names	20,579	-	20,579
Goodwill	92,952	-	92,952
	$ 125,319	$ 1,418	$ 123,901
Debt issuance costs	$ 2,345	39	2,306

Patents and licenses are amortized over their respective useful lives, ranging up to 14 years.  The trade names and goodwill are not being amortized as they are considered to have an indefinite life.  The deferred financing costs are amortized over the life of the credit facility.

American Medical Instruments Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(In thousands of dollars, except per share data)

7.

Long-Term Obligations

Long-term debt consists of the following as of December 31, 2004 and 2003:

	2004	2003
Senior Term A	$ 32,500	$ -
Senior Term B	100,000	-
Revolving credit facility	1,884	-
Senior revolver loans	-	8,000
Senior term loan	-	55,500
Subordinated promissory note	-	29,607
	134,384	93,107
Less: Current portion	(9,384)	(16,250)
Long-term debt, less current portion	$ 125,000	$ 76,857

On December 9, 2004, the Company obtained an amended and restated senior credit facility (“Credit Facility”) that provided a $157,500 Credit Facility consisting of (a) $32,500 Senior Term Loan A (“Term A”), (b) $100,000 Senior Term Loan B (“Term B”) and (c) a $25,000 revolving credit facility.

The proceeds were used to (a) retire the $34,000 subordinated promissory note and pay a $1,360 call premium on the subordinated promissory note, (b) repay the senior credit facility outstanding balance of $82,250 and (c) pay a $45,269 dividend to stockholders and warrant holders which was paid and declared by the Board of Directors of the Company on December 9, 2004.

Borrowings under the Credit Facility bear interest, at the Company’s option, at rate per annum equal to either (i) LIBOR plus a margin of 2.75% for Term A or 3.0% for Term B or (ii) a base rate interest plus a margin of 1.0% for Term A and 1.25% for Term B.  The base rate will be the greater of (a) the rate publicly quoted as the “Prime Commercial Lending Rate” or (b) the Federal Funds Rate plus 50 basis points per annum.  At December 31, 2004 the interest rate for Term A and Term B were 5.44% and 5.19%, respectively.  Interest rates are reset periodically based upon the Company’s LIBOR elections and the margin on LIBOR loans is declining as the Company’s leverage ratio strengthens.  Interest on Term A and Term B is due at the end of each period in which the Company reset its LIBOR election, but never to exceed 90 days.  Principal payments are due quarterly commencing on March 31, 2005 with equal installments of $1,625 and $250 for Term A and Term B, respectively with any outstanding amounts paid in full on the Maturity date.  The maturity dates of Term A and Term B are December 9, 2009 and December 9, 2010, respectively.

The Credit Facility provides for optional and mandatory prepayments.  Mandatory prepayments are equal to fifty percent of the excess cash flow, as defined in the agreement.  Optional and mandatory prepayments are required to be applied first to the outstanding balance in Term A and can only be applied to Term B once Term A has been fully repaid.

American Medical Instruments Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(In thousands of dollars, except per share data)

The revolving credit facility provides for borrowings of up to $25,000.  Borrowings available under the revolving credit facility will be reduced by any outstanding letters of credit issued.  The revolving credit facility bears interest at the same rate as Term A and requires a commitment fee of 0.50% per annum on the unused available portion of the revolving credit facility.  The revolving credit facility expires on December 9, 2009.  At December 31, 2004 and 2003 the Company has two letters of credit totaling $861 outstanding.  The amounts of outstanding borrowings under the revolving credit facility at December 31, 2004 was 1,884.

The Credit Facility contains certain restrictions on further borrowings, capital expenditures and dividends.  It contains three financial covenants: a fixed charge coverage ratio, a leverage ratio and minimum EBITDA requirements.

The Company incurred approximately $2,345 of financing fees.  Unamortized financing fees of $2,189 related to the “Senior Credit Facility” were expensed as additional interest.

Previous to the Credit Facility secured on December 9, 2004, the Company had entered into a $110,000 Senior Credit Facility (“Senior Credit Facility”) with GE Capital and certain other lenders that provided a (a) $85,000 senior term loan and (b) a $25,000 revolving credit facility in conjunction with the recapitalization that took place on April 30, 2003.

The Senior Credit Facility was secured by substantially all of the Company’s assets.  The subsidiaries of the Company guaranteed the debt.

The term loan provided for borrowings of up to $60,000, payable in escalating quarterly principal payments, which began in June 2003 and had a final payment due on March 30, 2008.  This term loan had interest, at the Company’s option, at a base rate, as defined in the agreement, or at LIBOR (1.12%), plus a margin.  The margin above LIBOR was determined by the Company’s leverage ratio, as defined in the agreement.  At December 31, 2003, all of the term loan balance was structured as a LIBOR loan.  As of December 31, 2003, LIBOR plus the applicable margin was 5.12%.  Interest on the term loan was payable based upon the agreement, at least quarterly.

The revolving facility provided for borrowings of up to $25,000.  Borrowings under the revolving loan facility had interest, at the Company’s option, at a base rate, as defined in the agreement, or at LIBOR, plus a margin.  The margin above LIBOR was determined by the Company’s leverage ratio, as defined in the agreement.  As of December 31, 2003, LIBOR plus the applicable margin was 5.12%.  At December 31, 2003, $8,000 was outstanding under the revolving facility, and it required a commitment fee of 0.50% per annum on the unused portion of the revolving loan facility.  Interest on the revolving facility is payable quarterly.

The Senior Credit Facility provided for optional prepayments and provided for mandatory prepayments based upon excess cash flows as defined.  The Senior Credit Facility contained certain restrictions on further borrowings, capital expenditures, management fees, dividends, and contains several financial covenants, including fixed charge coverage, interest coverage and leverage ratios.

American Medical Instruments Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(In thousands of dollars, except per share data)

The Company had a 12% subordinated promissory note expiring in 2010 with an aggregate principal amount of $34,000 issued in conjunction with the recapitalization on April 30, 2003.  The subordinated promissory note included provisions allowing for early redemption at the principal plus an additional amount, as defined in the agreement.  Interest was due quarterly paid on the tenth day following the quarter end.  The subordinated promissory note contained covenants similar with the senior credit facility covenants.  In conjunction with the subordinated promissory note agreement, the Company issued warrants for the purchase of 548 shares of common stock in the Company for $0.01 per share.  The fair market value of the warrants, $4,827, has been reflected as an equity instrument and a reduction of the subordinated note.  The Company recorded the accretion of the subordinated promissory note ($600 in 2004 and $434 in 2003) as additional interest expense.  On December 9, 2004, in conjunction with the Credit Facility refinancing, the unaccreted balance of $3,793 was expensed as additional interest expense.

Maturities of long-term debt for the next five years are as follows:

2005	$ 9,384
2006	7,500
2007	7,500
2008	7,500
2009	7,500
Thereafter	95,000
$ 134,384

8.

Employee Benefit Plan

The Company sponsors a 401(k) profit sharing plan available for substantially all of its employees.  The Company provides a discretionary matching contribution for participating employees.  For the year ended December 31, 2004 and period ended December 31, 2003, the Company has matched 50% of the employees’ contribution, not to exceed 3% of compensation.  The liability recorded relating to services provided in 2004 and 2003 was $904 and $730, respectively.

9.

Income Taxes

The provision for income taxes consists of the following:

	2004	2003
Current
Federal	$ 2,376	$ 1,904
State	564	393
Foreign	1,208	667
	4,148	2,964
Deferred	425	1,163
	$ 4,573	$ 4,127

American Medical Instruments Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(In thousands of dollars, except per share data)

A reconciliation between the federal statutory tax rate and the effective tax rate is as follows:

	2004	2003
Computed statutory tax provision	$ 6,013	$ 4,127
Increase (decrease) resulting from
Permanent items	19	(69)
State and local income taxes	514	330
Foreign taxes at lower effective rate	(1,116)	(842)
Other	(857)	581
Provision for income taxes	$ 4,573	$ 4,127

Deferred income taxes consist of the following at December 31, 2004 and 2003:

	2004	2003
Assets
Accounts receivable and inventory reserves	$ 719	$ 1,112
Inventory	399	600
Bonus and vacation accrual	1,202	1,087
Accrued rebates	28	136
Capitalized tools	-	314
Workers compensation	202	200
Other	15	97
	2,565	3,546
Liabilities
Depreciation	3,764	3,571
Goodwill	1,776	847
Other	412	298
	5,952	4,716
Net deferred income tax liability	$ 3,387	$ 1,170

At December 31, 2004, Pearsalls Limited has a net operating loss carryforward of approximately 230 Great British Pounds.

10.

Stockholders’ Equity

The Company is authorized to issue 3,000 shares of one class of nonvoting preferred stock ($.01 per share par value).  There are no shares issued at December 31, 2004 and 2003.

The Company is authorized to issue 22,000 shares of $0.01 par voting common stock, 10,000 shares were issued and outstanding at December 31, 2004 and 2003, with 11,682 shares held in treasury.

The Company issued warrants for 548 shares of common stock of the Company in conjunction with obtaining the subordinated promissory notes on May 1, 2003.  The warrants will expire on May 1, 2013.  The warrants have certain antidilution protection rights when additional shares are issued by the Company.

American Medical Instruments Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(In thousands of dollars, except per share data)

11.

Long-Term Incentive Plan

The Company maintains a long-term incentive plan (LTIP) for certain employees.  LTIP is based upon achieving certain three year rolling financial targets and maintaining current employment of the participant.  The first measurement date is December 31, 2005.  At December 31, 2004 and 2003, management has established an accrual for approximately $1,047 and $300, which represents management’s estimate of the amounts earned.

12.

Stock Option Plan

On April 30, 2003, the Company’s Board of Directors authorized a stock option plan (the “Plan”).  Under the Plan, options to purchase shares of the Company’s common stock may be granted to certain employees and directors with an exercise price equal to the estimated fair market value of Company’s common stock on the date of grant.  The Company has reserved 1,200 shares of common stock for issuance under the Plan.  The Company granted 544 options during 2003 and 26 during 2004.

The options were granted at an exercise price, which approximated the estimated fair value of the underlying stock at the date of the grant.  All options have a term of ten years with options vesting over periods of five years, with provisions for acceleration of vesting if the Company is sold or completes an initial public offering.

Stock option activity for the period ending December 31, 2004 and 2003 is as follows:

		Weighted-
		Average
		Exercise
	Shares	Price
Outstanding on May 1, 2003	-	$ -
Granted	544	8,910
Forfeited	(13)	8,910
Outstanding on December 31, 2003	531	8,910
Granted	26	11,950
Forfeited	(6)	8,910
Outstanding on December 31, 2004	551	9,055

American Medical Instruments Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(In thousands of dollars, except per share data)

The following table summarizes information about stock options outstanding at December 31, 2004:

Options Outstanding				Options Vested
Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
Exercise		Contractual	Exercise		Exercise
Price	Shares	Life (Years)	Price	Shares	Price
$ 8,910	531	8.3	$ 8,910	-	$ -
12,900	20	9.2	12,900	-	-

Under SFAS No. 123, the fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model assuming, among other things, a risk-free interest rate of 3.43% and 3.27%, no dividend yield, expected volatility of 0% and an expected life of five years.  The weighted average fair value of the options granted during the year was $3,727 and $1,244 per share for the year ended December 31, 2004 and period ended December 31, 2003, respectively.

Had the Company accounted for its stock options in accordance with SFAS No. 123, pro forma net income would have been $12,522 and $7,609 for the year ended December 31, 2004 and period ended December 31, 2003, respectively.

13.

Related Party Transactions

RoundTable provides office space, secretarial services, sales support and other administrative services to the Company.  Fees paid for such services were $173 and $94 for the period ended December 31, 2004 and 2003, respectively.  These amounts are included in Selling General and Administrative Expenses on the income statement.

14.

Derivative Instrument

The Company is party to two interest rate swap agreements.  The swap agreements terminate on July 31, 2006.  For the year ended December 31, 2004 and period ended December 31, 2003, the Company recognized $349 of income and $160 of expenses related to reflecting the swap instruments at fair value.  At December 31, 2004, the notional amounts of the swap agreements were both $11,813 with fixed rates of 2.97% and 2.23%, respectively.

American Medical Instruments Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(In thousands of dollars, except per share data)

15.

Commitments and Contingencies

The Company leases certain real property and equipment under noncancelable operating leases, which expire at various dates through 2013.

Future minimum lease payments required under operating leases as of December 31, 2004 are as follows:

2005	$ 427
2006	190
2007	156
2008	127
2009	127
Thereafter	304
$ 1,331

Rent expense charged to operations, including amounts paid under short-term cancelable leases, was $146 and $129 for the year ended December 31, 2004 and period ended December 31, 2003, respectively.

The Company is involved in various litigation of a nature that is normal to its business.  Management does not believe that the ultimate resolution of such matters will have a material impact on the financial position or the results of operations of the Company.

Schedule B

American Medical Instruments Holdings, Inc.’s unaudited interim consolidated financial statements for the period ending March 22, 2006 and the quarter ended March 31, 2005.

American Medical Instruments

Holdings, Inc.

Consolidated Financial Statements

For the period ended March 22, 2006 and the quarter ended March 31, 2005

(expressed in thousands of dollars)

(Unaudited)

American Medical Instruments Holdings, Inc.

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEET

(All amounts expressed in thousands of dollars)

	March 22, 2006 $	December 31, 2005 $
ASSETS
Current
Cash and cash equivalents	5,844	4,403
Accounts receivable, net	25,211	24,076
Income taxes receivable	13,432	-
Inventories (Note 3)	29,207	27,501
Prepaid expenses and other assets	2,024	2,612
Deferred income taxes	-	2,029
Total current assets	75,718	60,621
Property and equipment, net (Note 4)	41,787	41,897
Goodwill and intangible assets, net (Note 5)	137,872	137,661
Debt issuance costs, net (Note 5)	1,827	1,923
Other assets	22	281
	257,226	242,383
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	23,798	20,248
Current maturities of long-term obligations (Note 6)	7,500	7,500
Total current liabilities	31,298	27,748
Long-term obligations, less current maturities (Note 6)	105,500	105,500
Other long-term liabilities	1,521	1,584
Deferred income taxes	4,977	8,622
	111,998	115,706
Stockholders’ equity
Common stock, par value $0.001 per share, 22,000 shares authorized, 10,074 and 10,000 shares outstanding (Note 7)	-	-
Additional paid in capital	202,296	168,969
Warrants	6,046	6,046
Foreign cumulative translation adjustment	145	6
Retained earnings	8,370	26,835
	216,857	201,856
Less treasury stock at cost (11,682 shares)	(102,927)	(102,927)
Total stockholders’ equity	113,930	98,929
	257,226	242,383

See accompanying notes to the unaudited consolidated financial statements.

American Medical Instruments Holdings, Inc.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME

(All amounts expressed in thousands of dollars, except per share and per share data)

	January 1, 2006 to March 22, 2006 $	January 1, 2005 to March 31, 2005 $
REVENUE
Product sales	39,228	40,129
	39,228	40,129
EXPENSES
Cost of goods sold	19,052	19,866
Research and development	859	866
Selling, general and administration	46,841	11,003
	66,752	31,735
Operating income (loss)	(27,524)	8,394
Other income (expenses):
Investment and other income	(1,450)	43
Interest expense	(1,895)	(1,978)
Total other income (expenses)	(3,345)	(1,935)
Net income (loss) before income taxes	(30,869)	6,459
Income tax expense (recovery)	(12,404)	2,234
Net income (loss)	(18,465)	4,225

See accompanying notes to the unaudited consolidated financial statements.

American Medical Instruments Holdings, Inc.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(All amounts expressed in thousands of dollars, except per share data)

	Common	Shares	Treasury Common Stock		Additional paid in capital			Retained Earnings	Total
	Shares	Amount	Shares	Amount		Warrants	Foreign Currency Translation Adjustment
	#	$	#	$	$	$	$	$	$
Balance at December 31, 2005	10,074	-	11,682	(102,927)	168,969	6,046	6	26,835	98,929
Stock-based compensation	-	-	-	-	33,327	-	-	-	33,327
Comprehensive income
Net loss	-	-	-	-	-	-	-	(18,465)	(18,465)
Foreign currency translation adjustments, net of tax	-	-	-	-	-	-	139	-	139
Total comprehensive income	-	-	-	-	33,327	-	139	(18,465)	15,001
Balance at March 22, 2006	10,074	-	11,682	(102,927)	202,296	6,046	145	8,370	113,930

See accompanying notes to the unaudited consolidated financial statements.

American Medical Instruments Holdings, Inc.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts expressed in thousands of dollars)

	January 1, 2006 to March 22, 2006 $	January 1, 2005 to March 31, 2005 $
OPERATING ACTIVITIES
Net income (loss)	(18,465)	4,225
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	1,402	1,415
Non-cash interest expense	96	305
Stock-based compensation	33,327	547
Cumulative translation adjustment	139	(566)
Net change in non-cash working capital items relating to operations
Accounts receivable, net	(1,135)	(1,455)
Income taxes receivable	(13,432)	-
Inventories	(1,706)	(2,977)
Prepaid expenses and other	588	3,948
Accounts payable and accrued liabilities	(3,550)	(4,989)
Other	5,351	(1,670)
Cash provided by (used in) operating activities	2,615	(1,217)
INVESTING ACTIVITIES
Acquisition of Point Technologies, Inc, net of cash acquired	(326)	-
Purchase of property, plant and equipment	(630)	(581)
Purchases of licence agreements	(218)	(1,465)
Cash used in investing activities	(1,174)	(2,046)
FINANCING ACTIVITIES
Payment on long-term obligations	-	(4,509)
Cash used in financing activities	-	(4,509)
Net increase (decrease) in cash and cash equivalents	1,441	(7,772)
Cash and cash equivalents, beginning of period	4,403	8,888
Cash and cash equivalents, end of period	5,844	1,116

See accompanying notes to the unaudited consolidated financial statements.

American Medical Instruments Holdings, Inc.

NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts expressed in thousands of dollars, except per share data)

(Unaudited)

American Medical Instruments Holdings, Inc. and Subsidiaries (the “Company”), a Delaware corporation, is 65% owned by RoundTable Healthcare Partners, LP and RoundTable Healthcare Investors, LP (collectively referred to as “RoundTable”) and 35% owned by Marmon Medical Companies LLC (“Marmon”).  On February 1, 2006, the Company entered into a definitive agreement to sell all outstanding shares of common stock of the Company for approximately $785 million in cash to Angiotech Pharmaceuticals, Inc.  The transaction closed on March 23, 2006.  The Company is engaged in the manufacturing and distribution of needles, sutures, blades, biopsy instruments, and other incision and wound care products used in ophthalmology, orthopedics, plastic and reconstructive surgery, dental, general and cardiovascular surgery.

1.

BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission for the presentation of interim financial information.  Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations.  These consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2005.

In the opinion of management, all adjustments (which include reclassification and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows at March 22, 2006 and for all periods presented, have been  made.  The results of operations for the three month period ended March 22, 2006 are not necessarily indicative of the results for the full year ending December 31, 2006.

2.

SIGNIFICANT ACCOUNTING POLICIES

All accounting policies are the same as described in the Company’s audited consolidated financial statements for the year ended December 31, 2005.

3.

INVENTORIES

	March 22, 2006 $	December 31, 2005 $
Raw materials	9,569	8,267
Work in process	11,726	10,105
Finished goods	10,409	11,787
	31,704	30,159
Less: allowance for excess quantities and obsolescence	2,497	2,658
	29,207	27,501

4.

PROPERTY, PLANT AND EQUIPMENT

	March 22, 2006 $	December 31, 2005 $
Land	2,891	2,884
Building and improvements	23,114	24,323
Furniture and fixtures	1,497	2,929
Machinery and equipment	24,603	21,753
Construction in progress	1,401	585
	53,506	52,474
Accumulate depreciation and amortization	(11,719)	(10,577)
	41,787	41,897

5.

INTANGIBLE ASSETS

	2006			2005
	Original cost	Accumulated Amortization	Net	Original cost	Accumulated Amortization	Net
	$	$	$	$	$	$
Patents and licences	14,955	(2,789)	12,166	14,737	(2,456)	12,281
Trade names	20,579	-	20,579	20,579	-	20,579
Goodwill	105,127	-	105,127	104,801	-	104,801
	140,661	(2,789)	137,872	140,117	(2,456)	137,661
Debt issuance costs	2,382	(555)	1,827	2,382	(459)	1,923

6.

LONG-TERM OBLIGATIONS

	March 22, 2006 $	December 31, 2005 $
Senior Term A	14,000	14,000
Senior Term B	99,000	99,000
	113,000	113,000
Less: current portion	(7,500)	(7,500)
Long-term debt, less current portion	105,500	105,500

7.

STOCKHOLDER’S EQUITY

The Company is authorized to issue 3,000 shares of one class of nonvoting preferred stock ($.01 per share par value).  There are no shares issued at March 22, 2006 and December 31, 2005.

The Company is authorized to issue 22,000 shares of $0.01 par voting common stock, 10,074 shares were issued and outstanding at March 22, 2006 (10,074 at December 31, 2005) with 11,682 shares held in treasury.

The Company issued warrants at their estimated fair value for 548 shares of common stock of the Company in conjunction with obtaining the subordinated promissory notes on May 1, 2003.  The warrants will expire on May 1, 2013.  The warrants have certain anti-dilution protection rights when additional shares are issued by the Company.  During 2005, the Company issued 45 additional warrants.  During 2006, no additional warrants were issued.

8.

STOCK OPTION PLAN

On April 30, 2003, the Company’s Board of Directors authorized a stock option plan (the “Plan”).  Under the Plan, options to purchase shares of the Company’s common stock may be granted to certain employees and directors with an exercise price equal to the estimated fair market value of Company’s common stock on the date of grant.  The Company has reserved 1,200 shares of common stock for issuance under the Plan.

Stock option activity for the period ending March 22, 2006 is as follows:

	Shares	Weighted-average exercise price
Outstanding on December 31, 2005	780	$11,413
Exercised	-	-
Outstanding on March 22, 2006	780	$11,413

Immediately prior to the Acquisition, the vesting of certain AMI options accelerated in accordance with the provisions of the AMI stock option plan.  The impact of the accelerated vesting on stock-based compensation expense of $33.3 million for the period ended March 22, 2006 was recorded to SG&A.

9.

RELATED PARTY TRANSACTIONS

RoundTable provides office space, secretarial services, sales support and other administrative services to the Company.  Fees paid for such services are included in selling, general and administrative expenses on the income statement.

10.

COMMITMENTS AND CONTINGENCIES

The Company leases certain real property and equipment under noncancelable operating leases, which expire at various dates through 2013.

The Company is involved in various litigation of a nature that is normal to its business.  Management does not believe that the ultimate resolution of such matters will have a material impact on the financial position or the results of operations of the Company.

11.

SUBSEQUENT EVENTS

On March 23, 2006, Angiotech Pharmaceuticals, Inc. purchased 100% of the outstanding share of the Company and all debt was extinguished.

Schedule C

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

OF ANGIOTECH PHARMACEUTICALS, INC.

Unaudited Pro Forma Consolidated Statements of Income of Angiotech Pharmaceuticals, Inc.

Compilation Report
Unaudited Pro Forma Consolidated Statements of Income for the year ended December 31, 2005
Unaudited Pro Forma Consolidated Statements of Income for the three months ended March 31, 2006
Notes to Unaudited Pro Forma Consolidated Statements of Income

COMPILATION REPORT ON

PRO FORMA FINANCIAL STATEMENTS

To the Directors of

Angiotech Pharmaceuticals, Inc.

We have read the accompanying unaudited pro forma consolidated statements of income of Angiotech Pharmaceuticals, Inc. (the “Company”) for the year ended December 31, 2005 and the three months ended March 31, 2006, and have performed the following procedures.

1.

Compared the figures in the columns captioned “Angiotech Pharmaceuticals, Inc.” to the audited consolidated statement of income of the Company for the year ended December 31, 2005 and to the unaudited interim consolidated statement of income for the three months ended March 31, 2006, respectively, and found them to be in agreement.

2.

Compared the figures in the columns captioned “American Medical Instruments Holdings, Inc.” to the audited consolidated statement of income of American Medical Instruments Holdings, Inc. for the year ended December 31, 2005 and to the unaudited interim consolidated statement of income for the period ended March 22, 2006, respectively, and found them to be in agreement.

3.

Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a)

the basis for determination of the pro forma adjustments; and

(b)

whether the pro forma financial statements comply as to form in all material respects with instruments and policies of the respective provincial securities administrators.

The officials:

(a)

described to us the basis for determination of the pro forma adjustments, and

(b)

stated that the pro forma statements comply as to form in all material respects with instruments and policies of the respective provincial securities administrators.

4.

Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.

Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Angiotech Pharmaceuticals, Inc.” and “American Medical Instruments Holdings, Inc.” for the year ended December 31, 2005 and for the three months ended March 31, 2006, and found the amounts in the columns captioned “Pro forma Combined” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

/s/ Ernst & Young LLP

Vancouver, Canada

June 6, 2006

CHARTERED ACCOUNTANTS

ANGIOTECH PHARMACEUTICALS, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

(All amounts expressed in thousands of U.S. dollars, except share and per share data)

For the year ended December 31, 2005

	Angiotech Pharmaceuticals, Inc. $	American Medical Instruments Holdings, Inc. $	Pro Forma Adjustments $	Pro Forma Combined $
REVENUE			(Note 3)
Royalty revenue	189,203	-		189,203
Product sales	5,334	174,650		179,984
License fees	5,111	-		5,111
	199,648	174,650		374,298
EXPENSES
License and royalty fees	28,345	-		28,345
Cost of goods sold	5,653	83,144	(1,151) (f)	87,646
Research and development	31,988	3,341		35,329
Selling, general and administration	37,837	51,135	(470) (f)	89,726
			1,224 (g)
Depreciation and amortization	9,540	-	28,400 (f)	37,940
In-process research and development	54,957	-		54,957
Gain on sale of intellectual property	-	(10,121)		(10,121)
	168,320	127,499	28,003	323,822
Operating income	31,328	47,151	(28,003)	50,476
Other income (expenses):
Foreign exchange gain	1,092	-		1,092
Investment and other income	10,006	103	(6,313) (e)	4,017
			221 (c)
Interest expense on long-term debt	-	(9,293)	9,514 (c)	(39,395)
			(221) (c)
			(39,395) (d)
Write-down of investment	(5,967)	-		(5,967)
Total other income (expenses)	5,131	(9,190)	(36,194)	(40,253)
Income from continuing operations before income taxes	36,459	37,961	(64,197)	10,223
Income tax expense (recovery)	28,055	11,126	(23,311) (i)	15,870
Net income (loss) from continuing operations	8,404	26,835	(40,886)	(5,647)

Pro forma basic and diluted net loss from continuing operations per common share (Note 4)				(0.07)
Basic weighted average number of common shares outstanding (in thousands)				84,121
Diluted weighted average number of common shares outstanding (in thousands)				85,724

See accompanying notes to the unaudited pro forma consolidated statements of income.

ANGIOTECH PHARMACEUTICALS, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

(All amounts expressed in thousands of U.S. dollars, except share and per share data)

For the three months ended March 31, 2006

	Angiotech Pharmaceuticals, Inc. $	American Medical Instruments Holdings, Inc. $	Pro Forma Adjustments $	Pro Forma Combined $
REVENUE			(Note 3)
Royalty revenue	41,090	-		41,090
Product sales	802	39,228		40,030
License fees	53	-		53
	41,945	39,228		81,173
EXPENSES
License and royalty fees	6,513	-		6,513
Cost of goods sold	634	19,052		19,686
Research and development	9,488	859		10,347
Selling, general and administration	10,142	46,841	(335) (f)	23,067
			(33,887) (h)
			306 (g)
Depreciation and amortization	2,166	-	7,100 (f)	9,266
In-process research and development	1,042	-		1,042
	29,985	66,752	(26,816)	69,921
Operating income (loss)	11,960	(27,524)	26,816	11,252
Other income (expenses):
Other expense	-	(1,450)		(1,450)
Foreign exchange gain	171	-		171
Investment and other income	2,704	-	(2,087) (e)	617
Interest expense on long-term debt	(989)	(1,895)	1,895 (c)	(10,813)
			(9,172) (d)
			(652) (d)
Loss on redemption of available-for-sale securities	(1,477)	-	1,477 (e)	-
Total other income (expenses)	409	(3,345)	(8,539)	(11,475)
Income (loss) from continuing operations before income taxes	12,369	(30,869)	18,277	(223)
Income tax expense (recovery)	4,389	(12,404)	8,780 (i)	765
Net income (loss) from continuing operations	7,980	(18,465)	9,497	(988)

Pro forma basic and diluted net loss from continuing operations per common share (Note 4)				(0.01)
Basic weighted average number of common shares outstanding (in thousands)				84,534
Diluted weighted average number of common shares outstanding (in thousands)				85,853

See accompanying notes to the unaudited pro forma consolidated statements of income.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts expressed in thousands of U.S. dollars)

1.

BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated statements of income of Angiotech Pharmaceuticals, Inc. (“Angiotech”) for the three month period ended March 31, 2006 and for the year ended December 31, 2005 have been prepared to give effect to the purchase of 100% of the outstanding shares of American Medical Instruments Holdings, Inc. (“AMI”) (the “Acquisition”) that is described in Note 2 below.  These unaudited pro forma consolidated financial statements have been prepared by management of Angiotech using accounting policies consistent with those used in, and should be read in conjunction with, the historical audited consolidated financial statements and related notes of Angiotech for the year ended December 31, 2005 which were publicly filed on SEDAR and furnished to the SEC on a Form 6-K on EDGAR on March 2, 2006 and the historical unaudited consolidated financial statements and related notes of Angiotech for the first quarter ended March 31, 2006 which were publicly filed on SEDAR and furnished to the SEC on a Form 6-K on EDGAR on May 9, 2006.

In the opinion of Angiotech’s management, the unaudited pro forma consolidated statements of income are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include all adjustments necessary for the fair presentation of the transaction.

The accompanying unaudited pro forma consolidated statements of income have been prepared to give effect to the Acquisition Transactions as if it had occurred as at January 1, 2005.

The unaudited pro forma consolidated statements of income for the three months ended March 31, 2006 and for the year ended December 31, 2005 have been prepared from:

•

Angiotech’s and AMI’s historical audited consolidated statements of income for the year ended December 31, 2005;

•

Angiotech’s historical unaudited interim consolidated statement of income for the three months ended March 31, 2006;

•

AMI’s unaudited interim consolidated statement of income for the period ended March 22, 2006; and

•

the adjustments and assumptions outlined in Note 3.

The pro forma adjustments for the Acquisition Transactions relating to fees and expenses, debt financing costs, interest expense and the purchase price equation are preliminary and based on information obtained to date and are subject to revision as additional information becomes available.

The unaudited pro forma consolidated statements of income may not necessarily be indicative of the results of operations that would have been achieved if the Acquisition Transactions had occurred on the dates noted above.  In preparing these unaudited pro forma consolidated statements of income, no adjustments have been made to reflect ongoing costs or savings that may result from the Acquisition Transactions.

2.

ACQUISITION OF AMERICAN MEDICAL INSTRUMENTS HOLDINGS, INC.

On March 23, 2006 Angiotech completed the acquisition of 100% of the equity of privately held AMI.  The acquisition was accounted for under the purchase method of accounting.  Accordingly, the assets and liabilities of AMI are consolidated with those of Angiotech from March 23, 2006.

The Acquisition Transactions include:

•

the acquisition of 100% of the outstanding shares of AMI by Angiotech for cash consideration of $787.9 million funded from the debt financings noted below and the use of $214.0 million in cash sourced from Angiotech’s short-term and long-term investments;

•

the incurrence of $350.0 million of long-term debt under the term loan portion of Angiotech’s new senior credit facility;

•

the issuance of $250.0 million of Angiotech’s senior subordinated notes;

•

estimated direct and incremental third party acquisition costs of $8.2 million related to the Acquisition Transactions; and

•

estimated financing costs of $17.8 million related to debt financing.

3.

PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The pro forma consolidated statements of income give pro forma effect to the following:

(a)

Incurrence of $600.0 million of long-term debt to finance the Acquisition including the incurrence of $350.0 million of indebtedness under the term loan portion of our new senior credit facility and the net proceeds from the issuance of $250.0 million of our senior subordinated notes.  Acquisition and debt financing costs are estimated to be $8.2 and $17.8 million, respectively.

The cash sources and uses of funds in connection with the Acquisition Transactions are as follows:

Sources of Funds	Amount $	Uses of Funds	Amount $
Cash from existing short-term investments	85,024	Cash paid to AMI stockholders	672,056
Cash from existing long-term investments	128,941	Cash paid to discharge existing AMI debt	115,869
Term loan facility	350,000	Acquisition costs	8,242
Senior subordinated notes	250,000	Financing costs	17,798
Total sources	813,965	Total uses	813,965

(b)

The Acquisition will be accounted for under the purchase method of accounting at closing with Angiotech identified as the acquirer in accordance with Financial Accounting Standards Board (FASB) Statement No. 141, Business Combinations.

The purchase price will be assigned to the specific assets acquired and liabilities assumed based on fair values at closing.  Certain components of the asset valuations are subject to independent valuation.  Accordingly, the allocation set out below is preliminary and may be materially different from the actual closing amounts.

Based on the preliminary estimated fair values of the assets and liabilities of AMI at December 31, 2005, the purchase price of $787.9 million plus $8.2 million of estimated acquisition costs would be allocated as follows:

$
Current assets	71,314
Property, plant and equipment	41,897
Identifiable intangible assets	212,211
Goodwill	581,968
Accounts payable and accrued liabilities	(20,248)
Deferred income tax liability	(90,891)
Other long-term liabilities	(84)
Total estimated purchase price	796,167

For the year ended December 31, 2005, the stockholders’ equity of AMI, including additional paid in capital of $72.1 million, retained earnings of $26.8 million and accumulated other comprehensive income of $6,000, has been eliminated on consolidation.

The estimated intangible assets of $794.2 million acquired in the Acquisition will be allocated between goodwill and other identifiable intangible assets.  Such allocation will be dependent on an external valuation, completion of management’s analysis of the intangible assets acquired and other relevant market factors.  For the purpose of the pro forma financial statements, the intangible assets have been allocated $582.0 million to goodwill and $212.2 million to identifiable intangible assets.

In accordance with Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets, goodwill is not subject to amortization and amounts allocated to identifiable intangible assets with finite lives are to be amortized over the estimated useful lives of the assets.

(c)

AMI interest expense of $9.5 and $1.9 million has been eliminated as a result of the repayment of AMI debt for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, and AMI interest income of $0.2 million for the year ended December 31, 2005 has been reclassified.

(d)

Pro forma interest expense of $39.4 and $9.8 million relating to the debt incurred by Angiotech to finance the Acquisition is recognized for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, calculated as follows:

	Pro Forma Interest Expense
	For the three months ended	For the year ended
	March 31, 2006 $	December 31, 2005 $
$350,000 and $346,500 senior term loan facility, estimated interest rate of 4.89% and 6.03% (LIBOR + 1.50%) for the year ended December 31, 2005 and for the three months ended March 31, 2006, respectively	5,223	17,034
$250,000 senior subordinated notes, interest rate of 7.75% due 2014	4,844	19,375
Revolving credit facility commitment fees	94	380
Amortization of deferred financing costs	652	2,606
Interest expense recorded	(989)	-
Net pro forma adjustment to interest expense	9,824	39,395

(e)

Angiotech investment income of $6.3 and $2.1 million has been reduced for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, due to the use of $214.0 million of cash on hand to finance the Acquisition using Angiotech’s average 2005 investment yield of 2.9% and Angiotech’s average quarterly investment yield of 3.9%.  The loss on redemption of available-for-sale securities of $1.5 million for the three months ended March 31, 2006 has been eliminated.

(f)

Incremental amortization expense of $26.8 and $6.8 million has been recognized for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, relating to fair market value of identifiable intangible assets acquired.  Amortization expense has been calculated using an estimated average useful life of 7.5 years as follows:

	Pro Forma Amortization Expense
	For the three months ended	For the year ended
	March 31, 2006 $	December 31, 2005 $
Fair market value of identifiable intangible assets acquired	212,211	212,211
Amortization expense for the period using estimated life of 7.5 years	7,100	28,400
Less: Reversal of AMI amortization expense included in cost of goods sold	-	(1,151)
Less: Reversal of AMI amortization expense included in selling, general and administration	(335)	(470)
Net pro forma adjustment to amortization expense	6,765	26,779

(g)

Recognition of additional stock-based compensation expense of $1.2 and $0.3 million for AMI Replacement Options for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, under the fair value provisions of Standards of Financial Accounting Board (“SFAS”) No. 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation” adopted by Angiotech, effective January 1, 2006.

(h)

Elimination of AMI stock-based compensation expense of $33.3 million for the three months ended March 31, 2006.  Immediately prior to the Acquisition, the vesting of certain AMI options accelerated in accordance with the provisions of the AMI stock option plan.  The impact of the accelerated vesting on pro forma stock-based compensation expense has been eliminated in these unaudited pro forma consolidated financial statements for the three months ended March 31, 2006. Due to the vesting and subsequent exercise of non-qualified stock option exercises, employer withholdings of $0.6 million was recorded by AMI and has been eliminated in these unaudited pro forma consolidated financial statements for the three months ended March 31, 2006.

(i)

Net increase (reduction) of provision for income taxes of ($23.3) and $8.8 million for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, relating to the net changes to interest expense, reduction of interest income, and incremental amortization of intangible assets and stock-based compensation described in notes 3(c), (d), (e), (f), (g) and (h).  The effects on the provision for income taxes for the year ended December 31, 2005 were determined by applying an effective tax rate to the previously mentioned pro forma adjustments of 34.9% and 39.8% for the adjustments relating to Angiotech and to AMI, respectively.  The effects on the provision for income taxes for the three months ended March 31, 2006 were determined by applying effective tax rates to the previously mentioned pro forma adjustments varying from 26.0% to 40.0 % and 40.0% for the adjustments relating to Angiotech and to AMI, respectively.

4.

PRO FORMA LOSS PER SHARE

No effect has been given to the potential exercise of the AMI Replacement Options convertible into Angiotech shares in the calculation of diluted net loss per common share for the year ended December 31, 2005 and the three months ended March 31, 2006, as the effect of including them would be anti-dilutive.